                                                 -------------------------------
                                                          OMB APPROVAL
                                                 -------------------------------
                                                 OMB Number: 3235-0145
                                                 EXPIRES:  OCTOBER 31, 1997
                                                 ESTIMATED AVERAGE BURDEN HOURS
                                                  PER RESPONSE . . . 14.90
                                                 -------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                        DIGITAL GENERATION SYSTEMS, INC.
                                (NAME OF ISSUER)
                     COMMON STOCK, NO PAR VALUE  PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                   253921100
                                   ---------
                                 (CUSIP NUMBER)

                               SCOTT K. GINSBURG
                     C/O DIGITAL GENERATION SYSTEMS, INC.
                               875 BATTERY STREET
                        SAN FRANCISCO, CALIFORNIA 94111
                                (415) 276-6600
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                    TO RECEIVE NOTICES AND COMMUNICATIONS)

                                WITH A COPY TO:

                              JOHN D. WATSON, JR.
                                LATHAM & WATKINS
                         1001 PENNSYLVANIA AVENUE, N.W.
                                   SUITE 1300
                             WASHINGTON, D.C. 20004
                                 (202) 637-2200

                                DECEMBER 9, 1998
                                ----------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

       CUSIP No. 253921100                                  Page 2 of 10 Pages
                 ---------
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Scott K. Ginsburg
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
   PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
   IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
--------------------------------------------------------------------------------
                       7  SOLE VOTING POWER
                          1,084,685
                       ---------------------------------------------------------
  NUMBER OF SHARES     8  SHARED VOTING POWER
 BENEFICIALLY OWNED       2,920,134/1/
      BY EACH          ---------------------------------------------------------
 REPORTING PERSON      9  SOLE DISPOSITIVE POWER
        WITH              1,084,685
                       ---------------------------------------------------------
                       10 SHARED DISPOSITIVE POWER
                          2,920,134/1/
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   4,004,819/1/
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   15.3%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

/1/ Consists of 2,920,134 shares held of record by Moon Doggie Family Partnership, L.P., a partnership of which Mr. Ginsburg is the sole general partner. Mr. Ginsburg, in such capacity, holds voting and dispositive power over these shares.

       CUSIP No. 253921100                                  Page 3 of 10 Pages
                 ---------
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Moon Doggie Family Partnership, L.P.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
   AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
   IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
                       7  SOLE VOTING POWER
                          -0-
                       ---------------------------------------------------------
  NUMBER OF SHARES     8  SHARED VOTING POWER
 BENEFICIALLY OWNED       2,920,134/1//2/
      BY EACH          ---------------------------------------------------------
 REPORTING PERSON      9  SOLE DISPOSITIVE POWER
        WITH              -0-
                       ---------------------------------------------------------
                       10 SHARED DISPOSITIVE POWER
                          2,920,134/1//2/
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   2,920,134/2/
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   11.2%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

/2/Does not include an additional 3,008,527 shares of Common Stock which are subject to warrants issued to Moon Doggie Family Partnership, L.P. The warrants are not exercisable prior to December 9, 1999. See Item 5.

       CUSIP No. 253921100                                  Page 4 of 10 Pages
                 ---------

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


ITEM 1.    SECURITY AND ISSUER.

     This statement relates to the common stock, no par value per share (the "Common Stock") of Digital Generation Systems, Inc., a California corporation (the "Issuer"). The Issuer's principal executive offices are located at 875 Battery Street, San Francisco, California 94111.

ITEM 2.    IDENTITY AND BACKGROUND.

     (a) This statement is filed by Scott K. Ginsburg and by Moon Doggie Family Partnership, L.P., (each a "Reporting Person" and together, the "Reporting Persons").

     (b) The address of the Reporting Persons is 17340 Club Hill Drive, Dallas, Texas 75248.

     (c) Present Principal Business or Employment:

         (1) Scott K. Ginsburg:          (i)  Investor;
                                        (ii)  Chairman of the Board of Directors
                                              and Chief Executive Officer of
                                              the Issuer;
                                       (iii)  Director/3/
                                              StarGuide Digital Networks, Inc.
                                              300 East Second Street
                                              Suite 1510
                                              Reno, Nevada 89501
         (2) Moon Doggie Family
             Partnership, L.P. ("Moon
             Doggie"):                        Investment Partnership


     (d) and (e) During the last five years neither Reporting Person has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f) Mr. Ginsburg is a citizen of the United States. Moon Doggie is a Delaware partnership.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   Mr. Ginsburg purchased 714, 285 shares of Common Stock of the Issuer at a price of $2.80 per share pursuant to a Common Stock Subscription Agreement dated as of August 12, 1998 by and among the Issuer, Mr. Ginsburg and certain other purchasers (the "First Common Stock Subscription Agreement"). Mr. Ginsburg purchased a total of 370,400 shares of Common Stock of the Issuer in thirty-three separate, open-market transactions on the date, in the quantities and for prices listed below.
--------------------
/3/ Mr. Ginsburg is expected to be named Chairman of the Board of Directors of StarGuide Digital Network, Inc. in the near future.

       CUSIP No. 253921100                                  Page 5 of 10 Pages
                 ---------


   NUMBER            DATE            NUMBER OF SHARES           PRICE
---------------------------------------------------------------------
 1                 08/03/98              5,000                  3.027
---------------------------------------------------------------------
 2                 08/03/98              2,500                  3.090
---------------------------------------------------------------------
 3                 08/03/98              1,000                  3.152
---------------------------------------------------------------------
 4                 08/03/98              1,000                  3.246
---------------------------------------------------------------------
 5                 08/03/98             15,500                  3.277
---------------------------------------------------------------------
 6                 08/03/98             13,500                  3.263
---------------------------------------------------------------------
 7                 08/04/98             25,000                  3.243
---------------------------------------------------------------------
 8                 08/05/98              1,000                  2.902
---------------------------------------------------------------------
 9                 08/07/98             10,000                  2.891
---------------------------------------------------------------------
10                 08/12/98             42,500                  3.345
---------------------------------------------------------------------
11                 08/12/98              7,500                  3.340
---------------------------------------------------------------------
12                 08/13/98              5,000                  3.371
---------------------------------------------------------------------
13                 08/13/98              1,000                  3.309
---------------------------------------------------------------------
14                 08/13/98             22,500                  3.277
---------------------------------------------------------------------
15                 08/13/98              1,000                  3.246
---------------------------------------------------------------------
16                 08/13/98              7,500                  3.215
---------------------------------------------------------------------
17                 08/13/98              5,000                  3.340
---------------------------------------------------------------------
18                 08/14/98             15,500                  3.457
---------------------------------------------------------------------
19                 08/17/98             15,900                  3.527
---------------------------------------------------------------------
20                 08/20/98              2,500                  3.152
---------------------------------------------------------------------
21                 08/21/98              5,000                  3.215
---------------------------------------------------------------------
22                 08/24/98             40,000                  3.509
---------------------------------------------------------------------
23                 08/25/98              1,000                  3.496
---------------------------------------------------------------------
24                 08/25/98             49,000                  3.527
---------------------------------------------------------------------
25                 08/25/98             25,000                  3.527
---------------------------------------------------------------------
26                 08/26/98             10,000                  3.527
---------------------------------------------------------------------
27                 08/27/98             15,000                  3.382
---------------------------------------------------------------------
28                 09/02/98              1,000                  3.340
---------------------------------------------------------------------
29                 09/02/98              2,000                  3.371
---------------------------------------------------------------------
30                 09/02/98              4,000                  3.402
---------------------------------------------------------------------
31                 09/02/98              7,000                  3.496
---------------------------------------------------------------------
32                 09/02/98              7,000                  3.527
---------------------------------------------------------------------
33                 09/02/98              4,000                  3.590
---------------------------------------------------------------------

Moon Doggie purchased 2,920,134 shares of Common Stock of the Issuer on December 9, 1998 pursuant to a Common Stock Subscription Agreement dated as of September 29, 1998, as amended by a letter agreement between Moon Doggie and the Issuer dated as of December 9, 1998 (as amended, the "Second Common Stock Subscription Agreement"), for a total purchase price of $8,000,000.

     Mr. Ginsburg purchased all shares of Common Stock of the Issuer with personal funds. Moon Doggie purchased all shares of Common Stock of the Issuer with funds contributed to it by its partners. Mr. Ginsburg maintains ownership of certain of his shares of Common Stock in a margin account with Goldman, Sachs & Co. that includes other investments and cash balances of Mr. Ginsburg and pursuant to which Mr. Ginsburg routinely borrows funds. Indebtedness incurred by Mr. Ginsburg under the account may be deemed to have been borrowed to acquire certain of the shares of Common Stock owned by Mr. Ginsburg.

   CUSIP No. 253921100                                  Page 6 of 10 Pages
             ---------

ITEM 4.    PURPOSE OF TRANSACTION.

     Mr. Ginsburg initially acquired shares of Common Stock of the Issuer pursuant to the First Common Stock Purchase Agreement and in open-market purchases as a result of his belief that the Common Stock represented an attractive investment. Mr. Ginsburg subsequently concluded that the Issuer could benefit from his radio broadcasting management background and experience and his strategic planning skills. As a result, Mr. Ginsburg entered into negotiations with the Issuer regarding expanding the role to be played by Mr. Ginsburg in the Issuer and its business. Pursuant to these negotiations, Mr. Ginsburg caused Moon Doggie to purchase the Common Stock of the Issuer pursuant to the Second Common Stock Purchase Agreement with the intent that Mr. Ginsburg, through Moon Doggie, would effect the control and management of the Issuer. Substantially contemporaneously with such purchase, Mr. Ginsburg was named Chairman and CEO of the Issuer. Mr. Ginsburg believes that his holding or controlling a significant interest in the Issuer assists in aligning the interests of management and shareholders. In his role as Chairman and CEO, Mr. Ginsburg will be responsible for the strategic direction of the Issuer, the development and implementation of its consolidation strategy and developing and maintaining financial community relationships.

        In a separate transaction, Mr. Ginsburg also has recently acquired voting control of StarGuide Digital Network, Inc. ("StarGuide"), a privately held company that, through an affiliated partnership, is engaged in businesses that may be complementary to business conducted or proposed to be conducted by the Issuer. Mr. Ginsburg may in the future pursue transactions that could result in combining all or certain operations of the Issuer, on the one hand, and StarGuide and its affiliated partnership, on the other hand. As of the date hereof, however, no such transaction is planned or proposed.

     Each of Mr. Ginsburg and Moon Doggie may acquire, from time to time, additional shares of the Common Stock or other securities of the Issuer in the open market, in privately negotiated transactions, by exchange offer, by exercise of warrants or options or otherwise. Depending on the factors discussed herein, each of Mr. Ginsburg and Moon Doggie may, from time to time, retain or sell all or a portion of his or its holdings of the shares of Common Stock in the open market or in privately negotiated transactions. Any action taken by Mr. Ginsburg or Moon Doggie will be dependent upon a review of numerous factors, including, among other things, the availability of shares of the Common Stock for purchase and the price levels of such shares; general market and economic conditions; ongoing evaluation of the Issuer's business operations and investment opportunities; the actions of others in management and the Board of Directors of the Issuer; and other future developments.

     Although the foregoing reflects activities presently contemplated by Mr. Ginsburg and Moon Doggie with respect to the Issuer, the foregoing is subject to change at any time.

     Other than described above, neither Mr. Ginsburg nor Moon Doggie has any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer; (iii) a sale or transfer of a material amount of assets of the Issuer;
(iv) any material change in the present capitalization of dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) changes in the Issuer's certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Issuer by any persons; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Securities Exchange Act of 1934, as amended; or (ix) any action similar to those enumerated above .


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

       CUSIP No. 253921100                                  Page 7 of 10 Pages
                 ---------

     (a) Scott K. Ginsburg: 4,024,819 shares of Common Stock representing approximately 15.3% of the outstanding Common Stock. This amount includes 2,920,134 shares of Common Stock held of record by Moon Doggie, of which Mr. Ginsburg is the sole general partner. Mr. Ginsburg, in his capacity as sole general partner, holds voting and dispositive power over these shares. By virtue of Mr. Ginsburg's control of Moon Doggie, Mr. Ginsburg may be deemed to have beneficial ownership of the shares held of record by Moon Doggie.

     Moon Doggie: 2,920,134 shares of Common Stock of the Issuer representing approximately 11.3% of the outstanding Common Stock. This amount does not include 3,008,527 shares of Common Stock which are subject to warrants issued to Moon Doggie, which warrants are not exercisable prior to December 9, 1999. See
Item 6.

     (b) Scott K. Ginsburg has sole voting and dispositive power over 1,084,685 shares of Common Stock, representing approximately 4.2% of the outstanding Common Stock. Mr. Ginsburg, as sole general partner of Moon Doggie, has voting and dispositive power over 2,920,134 shares of Common Stock, representing approximately 11.2% of the outstanding Common Stock. Mr. Ginsburg may be deemed to have beneficial ownership of the shares held of record by Moon Doggie. See response to Item 5(a) above for additional information.

     Moon Doggie has voting and dispositive power over 2,920,134 shares of Common Stock, representing approximately 11.3% of the outstanding Common Stock. Because Mr. Ginsburg is the sole general partner of Moon Doggie and, as such, controls Moon Doggie, Moon Doggie may be deemed to share such voting and dispositive power over these shares of Common Stock with Mr. Ginsburg. See response to Item 5(a) for additional information.

     (c) On December 9, 1998, Moon Doggie purchased 2,920,134 shares of Common Stock for a total purchase price of $8,000,000, or approximately $2.74 per share, pursuant to the Second Common Stock Subscription Agreement.

     (d) No person other than Mr. Ginsburg or Moon Doggie has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer owned by Mr. Ginsburg or Moon Doggie.

     (e) [Not Applicable]

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     (a) On August 12, 1998, the Issuer and Mr. Ginsburg entered into the First Common Stock Subscription Agreement for the purchase of 714,285 shares of Common Stock at a purchase price of $2.80 per share. In connection with such purchase, the Issuer granted Mr. Ginsburg certain registration rights with respect to the purchased shares. The foregoing summary of such agreement is qualified in its entirety by reference to Exhibit 1 which is hereby incorporated by reference.

     (b) On September 25, 1998, the Issuer and Mr. Ginsburg entered into the Second Common Stock Subscription Agreement for the purchase of shares of Common Stock with an aggregate purchase price not to exceed $8 million, nor to be less than $6 million. This agreement was amended by that certain letter agreement dated December 9, 1998 by and between the Issuer and Moon Doggie. In connection with such purchase, the Issuer has granted to Moon Doggie certain demand registration rights which may not be exercised for a period of sixty days following Moon Doggie's purchase of such shares. The foregoing summary of such agreement is qualified in its entirety by reference to Exhibit 2 and Exhibit 3, each of which is hereby incorporated by reference.

       CUSIP No. 253921100                                  Page 8 of 10 Pages
                 ---------

     (c) In connection with the purchase of shares of Common Stock by Moon Doggie pursuant to the Second Common Stock Subscription Agreement, the Issuer and Moon Doggie have entered into that certain Warrant Purchase Agreement dated December 9, 1998, pursuant to which the Issuer has issued to Moon Doggie (i) a warrant to purchase up to 1,460,067 shares of Common Stock at a purchase price of $3.25 per share (subject to certain adjustments) (the "First Warrant") and
(ii) a warrant to purchase up to 1,548,460 at a purchase price of $3.25 per share (subject to certain adjustments) (the "Second Warrant"). The First Warrant is void after December 9, 2001 and is not exercisable prior to December 9, 1999 and, thereafter, is exercisable with respect to 50% of the shares, in whole or in part with respect to such shares, during the term commencing on the date that the closing prices of the company's common stock on the Nasdaq National Market has exceeded $10.00 per share for at least twenty (20) of the preceding thirty
(30) consecutive trading days and ending on 5:00 p.m. on December 9, 2001. The remaining shares shall become exercisable, in whole or in part, during the term commencing on the date that the closing price of the company's common stock on the Nasdaq National Market has exceeded $15.00 per share for at least twenty
(20) of the preceding thirty (30) consecutive trading days and ending on 5:00 p.m. on December 9, 2001. The Second Warrant is void after December 9, 2003 and is not exercisable prior to December 9, 1999 and, thereafter, is exercisable only with respect to that portion of the shares that have vested. Shares shall vest in equal monthly installments upon Mr. Ginsburg's completion of each of the twenty-four (24) months of continuous service measured from and after the date of issuance of the Second Warrant. The Second Warrant shall be exercisable for up to 50% of the vested shares, in whole or in part with respect to such vested shares, during the term commencing on the date that the closing price of the company's common stock on the Nasdaq National Market has exceeded $10.00 per share for at least twenty (20) of the preceding thirty (30) consecutive trading days and ending on 5:00 p.m. on December 9, 2003. The remaining vested shares shall become exercisable, in whole or in part, during the term commencing on the date that the closing price of the company's common stock on the Nasdaq National Market has exceeded $15.00 per share for at least twenty (20) of the preceding thirty (30) consecutive trading days and ending on 5:00 p.m. on December 9, 2003. The foregoing summary of such agreements is qualified in its entirety by such references to Exhibit 4, Exhibit 5 and Exhibit 6, each of which is hereby incorporated by reference.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Common Stock Subscription Agreement dated August 12, 1998 by and between Digital Generation Systems, Inc. and Scott K. Ginsburg.

Exhibit 2 Common Stock Subscription Agreement dated September 25, 1998 by and between Digital Generations Systems, Inc. and Scott K. Ginsburg.

Exhibit 3 Letter Agreement dated December 9, 1998 by and between Digital Generation Systems, Inc. and Scott K. Ginsburg for Moon Doggie Family Partnership.

Exhibit 4 Warrant Purchase Agreement dated as of December 9, 1998 by and among Digital Generation Systems, Inc. and Moon Doggie Family Partnership.

Exhibit 5 Warrant No. 1 to Purchase Common Stock of Digital Generations Systems, Inc.

Exhibit 6 Warrant No. 2 to Purchase Common Stock of Digital Generations Systems, Inc.

Exhibit 7 Joint Filing Agreement dated as of December 11, 1998 by and between Scott K. Ginsburg and Moon Doggie Family Investments.

Exhibit 8 Individual Account Agreement, Customer's Options Agreement, and Trading Authorization with Goldman, Sachs & Co. dated as of July 10, 1998.

       CUSIP No. 253921100                                  Page 9 of 10 Pages
                 ---------


                                   SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                 Scott K. Ginsburg

                                 /s/ Scott K. Ginsburg
                                _______________________

Dated: December 21, 1998

       CUSIP No. 253921100                                 Page 10 of 10 Pages
                 ---------

                                   SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                 Moon Doggie Family Partnership, L.P.

                                 By: /s/ Scott K. Ginsburg
                                     ____________________________________
                                     Name: Scott K. Ginsburg
                                     Title:  General Partner

Dated: December 21, 1998